UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 28, 2012

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza	
Oak Brook, Illinois	60523
(Address of Principal Executive Offices)	(Zip Code)

(Registrant's telephone number, including area code): (630) 623-3000

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 15, 2012, McDonald's Corporation (the "Company") announced that Janice Fields will cease to serve as President of McDonald's USA effective November 30, 2012. Upon her separation from the Company, Ms. Fields will receive the benefits to which she is entitled pursuant to the McDonald's Corporation Severance Plan.

In addition, for her agreement not to compete for a two-year period, which is longer than the Company's standard 18 month non-compete period, the Compensation Committee of the Board of Directors of the Company approved the full vesting of her outstanding restricted stock unit ("RSU") awards, subject to the original performance conditions. Pursuant to the original terms of her RSU awards, upon her separation Ms. Fields was entitled to pro-rata vesting of the RSU awards, subject to the performance conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: December 4, 2012

By: /s/ Denise A. Horne
     Denise A. Horne
     Corporate Vice President -
     Associate General Counsel and Assistant Secretary